UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Intervest Bancshares Corporation
(Name of Issuer) Class A Common Stock
(Title of Class of Securities) 460927106
(CUSIP Number)
May 25, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460927106
1. Names of Reporting Persons Värde Partners, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 722,500
6. Shared Voting Power 127,500
7. Sole Dispositive Power 722,500
8. Shared Dispositive Power 127,500
9. Aggregate Amount Beneficially Owned by Each Reporting Person 850,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 9.9%
12. Type of Reporting Person (See Instructions) IA

CUSIP No. 460927106
1. Names of Reporting Persons Värde Investment Partners, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 7,225
6. Shared Voting Power 0
7. Sole Dispositive Power 7,225
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,225
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 0.08%
12. Type of Reporting Person (See Instructions) PN

CUSIP No. 460927106
1. Names of Reporting Persons The Värde Fund, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 7,225
6. Shared Voting Power 0
7. Sole Dispositive Power 7,225
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,225
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 0.08%
12. Type of Reporting Person (See Instructions) PN

CUSIP No. 460927106
1. Names of Reporting Persons The Värde Fund V-B, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 14,450
6. Shared Voting Power 0
7. Sole Dispositive Power 14,450
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 14,450
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 0.17%
12. Type of Reporting Person (See Instructions) PN

CUSIP No. 460927106
1. Names of Reporting Persons The Värde Fund VI-A, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 21,675
6. Shared Voting Power 0
7. Sole Dispositive Power 21,675
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 21,675
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 0.25%
12. Type of Reporting Person (See Instructions) PN

CUSIP No. 460927106
1. Names of Reporting Persons The Värde Fund VII-B, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 7,225
6. Shared Voting Power 0
7. Sole Dispositive Power 7,225
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,225
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 0.08%
12. Type of Reporting Person (See Instructions) PN

CUSIP No. 460927106
1. Names of Reporting Persons The Värde Fund VIII, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 115,600
6. Shared Voting Power 0
7. Sole Dispositive Power 115,600
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 115,600
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 1.35%
12. Type of Reporting Person (See Instructions) PN

CUSIP No. 460927106
1. Names of Reporting Persons The Värde Fund IX, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 354,025
6. Shared Voting Power 0
7. Sole Dispositive Power 354,025
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 354,025
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 4.15%
12. Type of Reporting Person (See Instructions) PN

CUSIP No. 460927106
1. Names of Reporting Persons The Värde Fund IX-A, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 50,575
6. Shared Voting Power 0
7. Sole Dispositive Power 50,575
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 50,575
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 0.59%
12. Type of Reporting Person (See Instructions) PN

CUSIP No. 460927106
1. Names of Reporting Persons The Värde Fund X (Master), L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 144,500
6. Shared Voting Power 0
7. Sole Dispositive Power 144,500
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 144,500
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 1.69%
12. Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer: Intervest Bancshares Corporation

(b)	Address of Issuer’s Principal Executive Offices: One Rockefeller Plaza, Suite 400, New York, New York 10020-2002

Item 2.

(a)
Name of Person Filing: Värde Partners, L.P., a Delaware limited partnership, is a registered investment adviser and is the direct or indirect general partner of each of Värde Investment Partners, L.P., The Värde Fund, L.P., The Värde Fund V-B, L.P., The Värde Fund VI-A, L.P., The Värde Fund VII-B, L.P., The Värde Fund VIII, L.P., The Värde Fund IX, L.P., The Värde Fund IX-A, L.P. and The Värde Fund X (Master), L.P. (collectively, the “Värde Funds” and, together with Värde Partners, L.P., the “Värde Entities”).

(b)	Address of Principal Business Office or, if none, Residence: 8500 Normandale Lake Blvd., Suite 1500, Minneapolis, MN 55437

(c)	Citizenship: Not applicable

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 460927106

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Värde Partners, L.P.: 850,000 shares*

Värde Investment Partners, L.P.: 7,225 shares

The Värde Fund, L.P.: 7,225 shares

The Värde Fund V-B, L.P.: 14,450 shares

The Värde Fund VI-A, L.P.: 21,675 shares

The Värde Fund VII-B, L.P.: 7,225 shares

The Värde Fund VIII, L.P.: 115,600 shares

The Värde Fund IX, L.P.: 354,025 shares

The Värde Fund IX-A, L.P.: 50,575 shares

The Värde Fund X (Master), L.P.: 144,500 shares

*The shares disclosed in this report were acquired pursuant to an Investment Agreement among Intervest Bancshares Corporation, Värde Investment Partners, L.P. (“VIP”) and FC Highway 6 Holdings LLC (“FirstCity”) dated May 25, 2010 (the “Investment Agreement”).  Pursuant to the Investment Agreement, VIP acquired 722,500 shares and FirstCity acquired 127,500 shares.  Beneficial ownership of certain of the shares acquired by VIP was subsequently transferred to the other Värde Funds as set forth herein.

The acquisition of shares pursuant to the Investment Agreement occurred simultaneously with a related transaction whereby an affiliate of VIP and FirstCity purchased a portfolio of assets from subsidiaries of Intervest Bancshares Corporation pursuant to an Asset Purchase Agreement dated May 25, 2010 (the “Asset Purchase Agreement”).  Affiliates of VIP and FirstCity acted together in negotiating the Asset Purchase Agreement and Investment Agreement, and therefore the shares acquired by FirstCity pursuant to the Investment Agreement are being disclosed on this report.

None of the Värde Entities has the power, directly or indirectly, to vote or dispose of, or direct the voting or disposition of, the shares acquired by FirstCity.  Accordingly, Värde Partners, L.P. disclaims beneficial ownership of the 127,500 shares acquired by FirstCity.

(b)	Percent of class: 9.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 722,500

	(ii)	Shared power to vote or to direct the vote: 127,500

	(iii)	Sole power to dispose or to direct the disposition of: 722,500

	(iv)	Shared power to dispose or to direct the disposition of: 127,500

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2010

VÄRDE PARTNERS, L.P.
By Värde Partners, Inc., Its General Partner

By: /s/ Christopher N. Giles
Name: Christopher N. Giles
Title: Vice President

VÄRDE INVESTMENT PARTNERS, L.P.
By Värde Investment Partners G.P., LLC, Its General Partner
By Värde Partners, L.P., Its Managing Member
By Värde Partners, Inc., Its General Partner

By: /s/ Christopher N. Giles
Name: Christopher N. Giles
Title: Vice President

THE VÄRDE FUND, L.P.
By Värde Partners, L.P., Its General Partner
By Värde Partners, Inc., Its General Partner

By: /s/ Christopher N. Giles
Name: Christopher N. Giles
Title: Vice President

THE VÄRDE FUND V-B, L.P.
By Värde Fund V GP, LLC, Its General Partner
By Värde Partners, L.P., Its Managing Member
By Värde Partners, Inc., Its General Partner

By: /s/ Christopher N. Giles
Name: Christopher N. Giles
Title: Vice President

THE VÄRDE FUND VI-A, L.P.
By Värde Investment Partners G.P., LLC, Its General Partner
By Värde Partners, L.P., Its Managing Member
By Värde Partners, Inc., Its General Partner

By: /s/ Christopher N. Giles
Name: Christopher N. Giles
Title: Vice President

THE VÄRDE FUND VII-B, L.P.
By Värde Investment Partners G.P., LLC, Its General Partner
By Värde Partners, L.P., Its Managing Member
By Värde Partners, Inc., Its General Partner

By: /s/ Christopher N. Giles
Name: Christopher N. Giles
Title: Vice President

THE VÄRDE FUND VIII, L.P.
By Värde Fund VIII G.P., LLC, Its General Partner
By Värde Partners, L.P., Its Managing Member
By Värde Partners, Inc., Its General Partner

By: /s/ Christopher N. Giles
Name: Christopher N. Giles
Title: Vice President

THE VÄRDE FUND IX, L.P.
By Värde Fund IX G.P., LLC, Its General Partner
By Värde Partners, L.P., Its Managing Member
By Värde Partners, Inc., Its General Partner

By: /s/ Christopher N. Giles
Name: Christopher N. Giles
Title: Vice President

THE VÄRDE FUND IX-A, L.P.
By Värde Fund IX G.P., LLC, Its General Partner
By Värde Partners, L.P., Its Managing Member
By Värde Partners, Inc., Its General Partner

By: /s/ Christopher N. Giles
Name: Christopher N. Giles
Title: Vice President

THE VÄRDE FUND X (MASTER), L.P.
By The Värde Fund X (GP), L.P., Its General Partner
By The Värde Fund X GP, LLC, Its General Partner
By Värde Partners, L.P., Its Managing Member
By Värde Partners, Inc., Its General Partner

By: /s/ Christopher N. Giles
Name: Christopher N. Giles
Title: Vice President